InnerWorkings, Inc.

600 W. Chicago Avenue, Suite 850

Chicago, Illinois 60610

August 11, 2006

Mr. Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549-4561

Re:	InnerWorkings, Inc. (“InnerWorkings”) Registration Statement on Form S-1 File No. 333-133950

Mr. Webb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InnerWorkings hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 12:00 p.m., eastern daylight time, on Tuesday, August 15, 2006, or as soon thereafter as practicable.

In connection with this request, InnerWorkings acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve InnerWorkings from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	InnerWorkings may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark S. Webb

August 11, 2006

Please call Steven J. Gavin at (312) 558-5979 or Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Steven E. Zuccarini
Steven E. Zuccarini
Chief Executive Officer
InnerWorkings, Inc.